

January 9, 2014

<u>Via E-mail</u>
Heath Byrd
Chief Financial Officer
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

   Re: **Sonic Automotive, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed March 26, 2013
      File No. 1-13395

Dear Mr. Byrd:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ William H. Thompson

            William H. Thompson
            Accounting Branch Chief

cc: Steve Coss
     Senior Vice President and General Counsel